Mail Stop 4561

April 29, 2008

Mr. Ted A. Fernandez
Chief Executive Officer and Chairman
The Hackett Group, Inc.
1001 Brickell Bay Drive, Suite 3000
Miami, FL 33131

> **Re:** **The Hackett Group, Inc.**
> **Form 10-K for the year ended December 28, 2007**
> **Filed March 12, 2008**
> **File No. 333-48123**

Dear Mr. Fernandez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1 – Nature of Business and Significant Accounting Policies, page 35

Revenue Recognition, page 37

1. In future filings please expand your disclosure regarding revenue recognition to address how you account for loss contracts. In addition, please tell us whether you have experienced material contract losses to date.

Segment Reporting, page 41

2. Please tell us how you considered the guidance in paragraphs 10-17 of SFAS 131 in determining that your service groups do not constitute operating segments. Please include details of your analysis of these paragraphs, as well as other any other guidance you relied upon in determining that the Company operates as a single reportable segment.

Note 11 – Income taxes, page 46

3. We note that over the last three quarters of 2007 that you had increasing net income. Please tell us how you determined to continue to record a full valuation allowance and that is more likely than not that some or all of the deferred tax assets will not be realized. We also note that most of your net operating loss carryforwards do not expire until 2022. For reference see paragraph 20 of SFAS 109.

Exhibits 31.1 and 31.2

4. Please confirm to us that you will revise your certifications, in all future filings, to include the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d) and "(or persons performing the equivalent functions)" in the introductory language of paragraph 5, consistent with the language set forth in Item 601(b)(31) of Regulation S-K.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief